

May 10, 2021

Abel Avellan
Chief Executive Officer
AST SpaceMobile, Inc.
Midland International Air & Space Port
2901 Enterprise Lane
Midland, TX 79706

> **Re: AST SpaceMobile, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 6, 2021**
> **File No. 333-255842**

Dear Mr. Avellan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Larry Spirgel, Office Chief, at (202) 551-3815.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brent T. Epstein, Esq.